EXHIBIT 99.3

PRESS RELEASE

EV charging stations: TotalEnergies to Install and Operate

800 New Charge Points in Ghent, Belgium

Brussels / Paris, December 7, 2021 – After Brussels and Antwerp, TotalEnergies has won a call for tenders from the municipality of Ghent, Belgium’s third largest city, for the installation and operation of electric vehicles public charging stations, with 800 new public charge points by 2025. With this agreement, the city of Ghent will enhance its public network for EV. These new charging stations, to be installed by TotalEnergies and operated for the next ten years, will be supplied with 100% renewable electricity generated by offshore wind power in the North Sea off the coast of Belgium.

In accordance with the process agreed on with the City, individuals and professionals in Ghent (residents, taxi companies, car-sharing firms, local businesses) may start, as of today, to submit requests for charge points’ installation near their premises, workplaces or homes. To optimize the existing network, the City of Ghent will also analyze the usage rate of EV charging stations already in operation to determine if the current offering should be reinforced with additional charge points in certain districts.

“We thank the city of Ghent for the trust they have granted us for the coming decade. This partnership rewards the quality of our EV charging offering and the commitment of our teams, fully focused on our customers and future users,” said Bernadette Spinoy, CEO of TotalEnergies Marketing Belgium. “As in the other European markets where we are pursuing our development, TotalEnergies resolutely supports mobility shift in Belgium towards carbon neutral. This new contract contributes to the acceleration of our transformation into a broad energy company.”

“This extension of our public charging infrastructure is designed to provide a solution for motorists who do not have private charge point at home or at work. By 2022, the number of charging stations will increase considerably, allowing us to support the transition to electric mobility,” declared Filip Watteeuw, Ghent Deputy Mayor in charge of mobility.

After winning public contracts to install and operate more than 3,500 EV charging stations in Brussels and Antwerp, TotalEnergies is cementing its role as a major player in electric mobility in Belgium. The Company is also developing a full network of High-Power Charge (HPC – up to 175 kW) points at its service stations and continues to install charge points for professionals and individuals across the country.

Since 2020, TotalEnergies has been pursuing its deployment in large metropolitan areas around the world. The Company has a large portfolio of charge points in operation or under construction in Greater Amsterdam (22,000 charge points), Antwerp (3,000), London (1,700), Paris (2,300), Singapore (1,500) and Wuhan (11,000).

All of these developments are in line with TotalEnergies’ ambition to operate more than 150,000 EV charge points in Europe by 2025.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

TotalEnergies Marketing Belgium :

Pascal de Crem: +32 475 76 55 19 | pascal.de-crem@totalenergies.com

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